OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549	SEC FILE NUMBER
001-33345
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	752182105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rand Logistics, Inc.

Full Name of Registrant

N/A

Former Name If Applicable

333 Washington Street, Suite 201

Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07302

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain covenant defaults presently exist under Rand Logistics, Inc.’s (the “Company”) First Lien Credit Agreement and Second Lien Credit Agreement with respect to which the Company is actively pursuing waivers and amendments.  Pending resolution of such defaults the Company is unable to finalize its balance sheet to be included in the Quarterly Report on Form 10-Q for the first fiscal quarter ended June 30, 2016 (the “Quarterly Report”).  Accordingly, the Company is unable to file the Quarterly Report within the prescribed time period without unreasonable effort and expense. The Company expects to file the Quarterly Report as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark S. Hiltwein	(212)	863-9427
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).             Yes ☒         No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 16, 2016, we issued a press release announcing our preliminary results of operations for the quarter ended June 30, 2016. When we release our complete set of financial statements for the first quarter ended June 30, 2016, we do not expect to revise any of our operating results announced on August 16, 2016.

Forward-Looking Statements

This notification contains forward-looking statements, including those relating to our capital needs, expectations and intentions. Forward-looking statements involve matters that are not historical facts. Because these statements involve anticipated events or conditions, forward-looking statements often include words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “target,” “will,” “would,” or similar expressions. These statements inherently involve a wide range of known and unknown uncertainties. The Company’s actual actions and results may differ materially from what is expressed or implied by these statements. Factors that could cause such a difference include, but are not limited to, those set forth as “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, which was filed with the Securities and Exchange Commission on June 16, 2016. Given these factors, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance nor use historical trends to anticipate results or trends in future periods. The Company undertakes no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Rand Logistics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2016	By:	/s/ Mark S. Hiltwein
	Name:	Mark S. Hiltwein
	Title:	Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).